Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	(in thousands)
	Year ended December 31,					Six months ended June 30, 2006
	2001	2002	2003	2004	2005
Pre-tax earnings (loss) from continuing operations before adjustments	$(11,247)	$(10,514)	$(6,160)	$(16,006)	$(11,021)	$(6,733)
Add:
Interest expense including amortized/accreted discounts and premiums	19	62	181	121	394	866
Equity in losses of affiliate	400	200	100	169	—	—
Estimate of interest within rental expense (1)	808	589	575	780	867	447

Adjusted pre-tax earnings (loss) from continuing operations	$(10,020)	$(9,663)	$(5,304)	$(14,936)	$(9,760)	$(5,240)

Fixed Charges:
Interest expense including amortized/accreted discounts and premiums	$19	$62	$181	$121	$394	$866
Estimate of interest within rental expense (1)	808	589	575	780	867	447

Total fixed charges	$827	$651	$756	$901	$1,261	$1,313

Deficiency of earnings to fixed charges for 1:1 coverage ratio (2)	$10,847	$10,314	$6,060	$15,837	$11,021	$6,733

Sum Total Systems was formed on March 18, 2004, as a result of the merger of Docent by Click2learn, Inc.

(1)	Interest within rental expense considered one-third of rental expense.

(2)	Due to losses in all periods presented, amounts represent the additional earnings necessary to achieve a coverage ratio of 1:1